[Hogan & Hartson Letterhead]

June 8, 2009

BY FEDERAL EXPRESS AND EDGAR

Peggy Kim

Special Counsel

U.S. Securities and Exchange Commission

100 F Street, NE

Mail Stop 3628

Washington, DC 20549

Re:	Webster Financial Corporation
Schedule TO-I
Filed: May 28, 2009
File No.: 5-38618

Dear Ms. Kim:

On behalf of Webster Financial Corporation (the “Company”), this letter is in response to the staff’s comment letter dated June 3, 2009 relating to the staff’s review of the above-referenced Schedule TO-I filing (the “Schedule TO”). Concurrently with the submission of this letter, the Company has filed an amendment to the Schedule TO.

Set forth below are the staff’s comments in italics followed by the Company’s responses to the staff’s comments.

Offer to Exchange

1.	Please advise us as to whether you believe each of the Preferred Stock and Trust Preferred Securities is a separate class of subject security for purposes of Rule 13e-4 and Regulation 14E. Please also address whether Webster Capital Trust IV is an issuer within the meaning of Rule 13e-4(a)(1). In providing this analysis, please advise whether or not Webster Financial, as the presumptive offeror in these exchange offers, is viewed as an issuer of the Trust Preferred Securities within the meaning of Rule 13e-4(a)(1).

As reflected in the Schedule TO, the Company believes that the Preferred Stock is a subject security for purposes of Rule 13e-4; however, the Company does not believe that the Trust Preferred Securities meet the definition of a subject security. The Company believes that the Trust Preferred Securities are more properly categorized as a debt security, and not an equity security. Therefore, the Trust Preferred Securities are not a subject security for purposes of Rule 13e-4, and neither the Company nor Webster Capital Trust IV (the “Trust”) is an issuer of the Trust Preferred Securities within the meaning of Rule 13e-4(a)(1).

Peggy Kim

U.S. Securities and Exchange Commission

June 8, 2009

The Trust Preferred Securities were issued by the Trust, whose sole asset consists of junior subordinated notes issued by the Company (the “notes”). The Trust Preferred Securities were issued on substantially the same terms as the notes. The notes are treated as debt on the books and records of the Company. When the Company makes interest payments on the notes to the Trust, the Trust makes similar payments to the holders of the Trust Preferred Securities. Likewise, if the Company defers interest payments on the notes, the Trust defers payments on the Trust Preferred Securities. In addition, for United States federal income tax purposes, each holder of Trust Preferred Securities generally will be considered the owner of an undivided interest in the notes.

In addition, the Trust Preferred Securities have many of the characteristics of a debt instrument, namely they are: (i) fixed-term securities that are scheduled to be redeemed in 30 years, unless extended or redeemed earlier, (ii) subject to early redemption by the Company under certain circumstances, (iii) cumulative with respect to interest payments, with the interest rates varying on the same terms as the underlying notes, (iv) senior in right of payment to the Company’s common and preferred equity securities, and (v) redeemed at face value coincident with the redemption of the notes. For the above reasons, the Company believes that the Trust Preferred Securities are appropriately classified as debt securities.

2.	We note that the maximum aggregate liquidation amount of Preferred Stock that you are seeking is $168,500,000. Please also disclose the aggregate amount of Trust Preferred Securities that you are seeking. Refer to Item 1004(a)(1)(i) of Regulation M-A.

As described in the Offer to Exchange, the Company is seeking to exchange up to all of the outstanding Trust Preferred Securities, subject to the Share Limit (as defined in the Offer to Exchange). For each $1,000 liquidation amount of Trust Preferred Securities validly tendered and accepted for exchange, the Company will issue a number of shares of its common stock equal to the quotient of (i) $650 divided by (ii) the Relevant Price (as defined in the Offer to Exchange). As such, unlike the Preferred Stock, the maximum aggregate liquidation amount of Trust Preferred Securities which may be accepted by the Company in the Exchange Offer is a function of the Relevant Price, which will not be determined until June 22, 2009. The specifics of the pricing mechanism are described in the Offer to Exchange on the cover page, pages 3 – 5, page 9 and pages 25 – 28. The Company has included tables in the Offer to Exchange on pages 5 and 28 which illustrate the percentage of the outstanding liquidation amount of Trust Preferred Securities which will be accepted for exchange based on various hypothetical Relevant Prices and participation levels. The Company believes that this disclosure satisfies Item 1004(a)(1)(i) of Regulation M-A.

Please note that the disclosure with respect to the Trust Preferred Securities is distinguishable from the Preferred Stock because the value of the consideration offered for the Preferred Stock is not dependent upon the determination of the Relevant Price. Rather, the maximum aggregate liquidation amount of the Preferred Stock is a function of the available cash ($59,000,000) divided by the fixed cash premium ($350 per $1,000), or approximately $168,500,000.

In addition, and as noted above in our response to Comment No. 1, the Company believes that the Trust Preferred Securities are debt securities, and as such, the exchange offer for that class of securities is not subject to the provisions of Rule 13e-4.

Peggy Kim

U.S. Securities and Exchange Commission

June 8, 2009

3.	Please advise us as to how the formula and manner of conducting the offer for the Trust Preferred Securities corresponds with prior no-action relief or other interpretive positions with respect to an issuer’s ability to comply with Item 1004(a)(1)(ii). Please advise us of the basis upon which the issuer concluded that the offer complies with Rule 13e-4(f)(1)(ii) and Rule 14e-1(b). Please also confirm, if true, that Webster Financial will not consider adjusting the pricing formula or maximum price point after the purchase price is fixed.

In preparing the Offer to Exchange, we reviewed two lines of no-action letters relating to the use of a variable pricing mechanism in connection with a tender offer and discussed the variable pricing mechanism with a member of the Office of Mergers and Acquisitions. Under the first line of no-action letters, the value for the shares of common stock offered in the exchange was determined based upon the volume weighted average pricing (“daily VWAP”) of the stock over a three-day period (the “averaging period”). The averaging period described in such letters ends on the second trading day preceding the expiration date of the exchange offer. This “day 18” pricing reflects an attempt to balance the need to minimize the securityholders’ exposure to market risk resulting from the delay between pricing and the expiration of the exchange offer, versus allowing the securityholders two full trading days to consider the final exchange ratio and to decide whether to tender or withdraw a prior tender. The staff granted no-action relief to Proctor & Gamble Company (available October 8, 2008) in connection with this “day 18” pricing mechanism. In addition, the staff granted similar no-action relief to TXU Corporation (available September 13, 2004), Epicor Software Corp. (available May 13, 2004), AB Volvo (available May 16, 1997) and Lazard Freres & Co. (available August 11, 1995).

Under the second line of no-action letters, the value for the shares of common stock offered in the exchange also was determined based upon the daily VWAP of the stock over an averaging period. However, unlike the “day 18” pricing mechanism, the averaging period ended at 4:30 p.m. on the expiration date of the exchange offer. In addition, the exchange ratio resulting from the use of the daily VWAP was subject to a limit. If the limit was triggered at the end of the averaging period, the final exchange ratio was fixed at the limit and the exchange offer was extended for two business days to permit securityholders additional time to decide whether to tender or to withdraw a prior tender. The staff granted no-action relief to Kraft Foods Inc. (available July 1, 2008) in connection with this “day 20” pricing mechanism. In addition, the staff granted similar no-action relief to Weyerhaeuser Company (available February 23, 2007) and McDonald’s Corporation (available September 27, 2006).

Further, Joseph G. Connolly, Jr. of Hogan and Hartson L.L.P. consulted with David Orlic of the Office of Mergers and Acquisitions on May 22, 2009 on a “no-names” basis regarding the structuring of the pricing mechanism. Mr. Orlic advised Mr. Connolly that the Proctor & Gamble model of “day 18” pricing rather than the “day 20” pricing mechanism was the appropriate model for formula pricing in the Company’s exchange offer. We relied on the above lines of no-action letters and Mr. Orlic’s advice in structuring the Company’s exchange offer.

The Company’s Offer to Exchange specifies (i) the pricing mechanism for determining the number of shares of the Company’s common stock to be received in exchange for the Trust Preferred Securities, (ii) the dollar value of the Company’s common stock that

Peggy Kim

U.S. Securities and Exchange Commission

June 8, 2009

tendering security holders will receive in exchange for each $1,000 liquidation amount of Trust Preferred Securities, (iii) that throughout the exchange offer the indicative exchange ratios for the Trust Preferred Securities will be available both through the internet and from the Company’s Information Agent, and (iv) that the Company will issue a press release disclosing the final exchange ratio not later than the opening of trading on June 23, 2009 and the Company will file an amendment to its Schedule TO on that date setting forth this information. Based on the foregoing, the Company believes that its exchange offer complies with Rule 13e-4(f)(1)(ii) and Rule 14e-1(b).

The Company has no current plans to adjust the pricing formula or maximum price point after the purchase price is fixed and confirms that if any such change is made, the exchange offer will remain open for at least ten business days from the dissemination of such change.

Special Note Regarding Forward-Looking Statements, page 1

4.	Please revise to omit the reference to the Private Securities Litigation Reform Act of 1995, since the safe harbor is not available for statements made in connection with a tender offer. Refer to Section 27A(b)(2)(C) of the Securities Act and Section 21 E(b)(2)(C) of the Exchange Act. Please also refrain from making further references to the PLSRA or its safe harbor provision in any future press releases or other communications relating to this offer.

The Company has amended the Schedule TO to omit the reference to the Private Securities Litigation Reform Act of 1995. The Company also confirms that it will not reference the Private Securities Litigation Reform Act of 1995 in any future press releases or other communications relating to this offer where such Act is not applicable.

Where You Can Find More Information, page 2

5.	We note that you appear to be attempting to incorporate by reference subsequently filed documents and reports. Please revise the disclosure to indicate, if true, that the Schedule TO will be amended to incorporate such information since you are not permitted to forward incorporate on Schedule TO.

The Company has amended the Schedule TO to (i) delete the subject sentence in order to clarify that the Company is only incorporating by reference the specified filings and not any subsequently filed documents or reports, and (ii) state that the Company will amend the Schedule TO to disclose any material developments which occur prior to the expiration of the exchange offer.

* * * *

Peggy Kim

U.S. Securities and Exchange Commission

June 8, 2009

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions concerning the above responses, please do not hesitate to call me at (202) 637-5490.

Respectfully submitted,

/s/ Daniel Keating

Daniel Keating